EXHIBIT 17.1

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

U.S.A.

ATTENTION:  Marc Flores, President and CEO, Chairman of the Board of Directors

Re:                             Resignation of Salvador Mercé Cervelló as director of MedicalCV, Inc. (the “Company”)

TO:                          MedicalCV, Inc.

This is to advise you that I hereby resign from my position as Director since my greatest contribution to the Company was in association with marketing the OMNICARBON valve, effective April 28, 2005.

I resign from my position with the satisfaction of having participated as founding shareholder and Director in achieving that OMNICARBON become the heart prosthesis with the best clinical results and most respected by the medical world; but, at the same time, with sadness as I was unable to stop the extinction of the best heart valve currently available on the market.

I regret that such an ambitious and interesting project as the AtriLaze, has forced the Company to abandon the production of OMNICARBON.  It is a decision I accept but do not share as I would have preferred to search and find the solutions that would have made both the OMNICARBON and AtriLaze project a reality.

I sincerely wish success for the new management.  Needless to say, I will always be at the Company’s disposition should they require my collaboration in the future.

Very truly yours,

/s/ Salvador Mercé Cervelló

Salvador Mercé Cervelló